UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
HAMPSHIRE GROUP, LIMITED
(Name of Subject Company (issuer))
NAF ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of
NAF HOLDINGS II, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.10 per Share
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Efrem Gerszberg, Manager
NAF Holdings II, LLC
111 North Market—Suite 1300
Wilmington, DE 19890
(302) 651-8314
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Frank E. Lawatsch, Jr., Esq.
Scott Warren Goodman, Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$30,353,865.75	$1,192.91

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Hampshire Group, Limited (“Hampshire”), par value $0.10 (the “Shares”), at a purchase price of $5.55 per Share, net to the holder thereof in cash. According to Hampshire, as of the close of business on October 31, 2008, 5,469,165 Shares were issued and outstanding.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction
Item 1.	Summary Term Sheet
Item 2.	Subject Company Information
Item 3.	Identity and Background of Filing Person
Item 4.	Terms of the Transaction
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Item 6.	Purposes of the Transaction and Plans or Proposals
Item 7.	Source and Amount of Funds or Other Consideration
Item 8.	Interest in Securities of the Subject Company
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used
Item 10.	Financial Statements
Item 11.	Additional Information
Item 12.	Exhibits
EX-99.A.1.I: OFFER TO PURCHASE
EX-99.A.1.II: LETTER OF TRANSMITTAL
EX-99.A.1.III: NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.IV: FORM OF LETTER TO CLIENTS
EX-99.A.1.V: FORM OF LETTER TO BROKERS, DEALERS
EX-99.A.1.VI: GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
EX-99.A.1.VII: PRESS RELEASE BY HAMPSHIRE GROUP, LTD.
EX-99.D.I: AGREEMENT AND PLAN OF MERGER

INTRODUCTION
     This Tender Offer Statement filed under cover of Schedule TO relates to the offer (the “Offer”) by NAF Acquisition Corp. (“NAF Acquisition Corp.”), a Delaware corporation and wholly-owned subsidiary of NAF Holdings II, LLC (“NAF”), a Delaware limited liability company, to purchase all outstanding shares of common stock, par value $0.10 per share (“Common Stock”) (such shares of Common Stock, the “Shares”), of Hampshire Group, Limited, a Delaware corporation (“Hampshire”), at a purchase price of $5.55 per Share net to the holder thereof in cash (such amount, or any different amount per Share that may be paid pursuant to the Offer in accordance with the terms hereof, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii).
     This Tender Offer Statement also relates to the Agreement and Plan of Merger, dated as of February 23, 2009 (as may be amended from time to time, the “Tender Offer Agreement”), by and among NAF, NAF Acquisition Corp. and Hampshire. The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NAF Acquisition Corp. will be merged with and into Hampshire, with Hampshire continuing as the surviving corporation, wholly-owned by NAF (the “Merger”). Each Share that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and (other than Shares held by Hampshire or its subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares held by stockholders who exercise and perfect appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth herein.
     Statements included or incorporated by reference in this document that are not purely historical facts are forward-looking statements. These statements are based on NAF management’s and NAF Acquisition Corp. management’s current expectations and involve risks and uncertainties which include, without limitation, whether the conditions to the Offer or the Merger will be satisfied and the risk of the commencement of any action or proceeding that would prevent or delay the timely closing of the Merger. NAF and NAF Acquisition Corp. wish to caution the reader that these factors, as well as other factors described in NAF’s Securities and Exchange Commission (“SEC”) filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.
     Hampshire’s Solicitation/Recommendation Statement on Schedule 14D-9 is to be filed with the SEC and sent to you as soon as practicable following such filing.

ITEM 1. SUMMARY TERM SHEET
     Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Offer in the Offer to Purchase, which is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Name and Address. Reference is made to the information set forth under The Tender Offer—Section 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Securities. Reference is made to the information set forth under The Tender Offer—Section 1 (“Terms of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.
     (c) Trading Market and Price. Reference is made to the information set forth under The Tender Offer—Section 6 (“Price Range of Shares”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
     (a) Name and Address. Reference is made to the information set forth under The Tender Offer—Section 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”) and Schedule A (“Information Concerning the Directors and Executive Officers of NAF Holdings II, LLC and NAF Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Business and Background of Entities. Reference is made to the information set forth under The Tender Offer—Section 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
     (c) Business and Background of Natural Persons. Reference is made to the information set forth under The Tender Offer—Section 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”) and Schedule A (“Information Concerning the Directors and Executive Officers of NAF Holdings II, LLC and NAF Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
     (a) Material Terms. Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Offer; Introduction; and The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedure for Tendering Shares”), 4 (“Rights of Withdrawal”) and 5 (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     (a) Transactions. Reference is made to the information set forth under Summary Term Sheet; Introduction; and The Tender Offer—Sections 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”) and 10 (“Purpose of the Offer; Plans for Hampshire; the Tender Offer Agreement”) in the Offer to Purchase, which is incorporated herein by reference.
     (b) Significant Corporate Events. Reference is made to the information set forth under Summary Term Sheet; Introduction; and The Tender Offer—Section 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
     (a) and (c)(1)-(7) Purposes and Plans. Reference is made to the information set forth under Summary Term Sheet; Introduction; and The Tender Offer—Sections 7 (“Certain Effects of the Offer and Merger”), and 10 (“Purpose of the Offer; Plans for Hampshire; the Tender Offer Agreement”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     (a) and (b) and (d) Source of Funds, Conditions and Borrowed Funds. Reference is made to the information set forth under The Tender Offer—Section 11 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     (a) and (b) Securities Ownership and Securities Transactions. Reference is made to the information set forth under The Tender Offer—Section 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition Corp.”), and 10 (“Purpose of the Offer; Plans for Hampshire; the Tender Offer Agreement”); in the Offer to Purchase, which is incorporated herein by reference.
ITEM 9. PERSONS / ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
     (a) Solicitations or Recommendations. Reference is made to the information set forth under Introduction and The Tender Offer—Section 15 (“Miscellaneous”) in the Offer to Purchase, which is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
     (a) Financial Information. Because the consideration offered consists solely of cash, there is no financing condition and the Offer is for all of the outstanding Shares, the financial statements of NAF Acquisition Corp. and NAF are not material pursuant to Instruction 2(a) to Item 10 of Schedule TO.

     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (a)(1) Reference is made to the information set forth under The Tender Offer—Sections 8 (“Certain Information Regarding Hampshire, NAF and NAF Acquisition”), 9 (“Background of the Offer; Contacts with Hampshire”) and 10 (“Purpose of the Offer; Plans for Hampshire; the Tender Offer Agreement”) in the Offer to Purchase, which is incorporated herein by reference.
     (a)(2) Reference is made to the information set forth under The Tender Offer—Sections 10 (“Purpose of the Offer; Plans for Hampshire; the Tender Offer Agreement”), 12 (“Certain Conditions of the Offer”) and 14 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.
     (a)(3) None.
     (a)(4) None.
     (a)(5) None.
     (b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase dated February 27, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.

(d)(ii)	None.

(g)	None.

(h)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAF HOLDINGS II, LLC

	By:	/s/ EFREM GERSZBERG

	Name:	EFREM GERSZBERG
	Title:	MANAGER

NAF ACQUISITION CORP.

	By:	/s/ EFREM GERSZBERG

	Name:	EFREM GERSZBERG
	Title:	PRESIDENT

Date: February 27, 2009

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated February 27, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009, by and among NAF Holdings II, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.

(d)(ii)	None.

(g)	None.

(h)	None.